Chanson International Holding

June 10, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kristin Baldwin and Asia Timmons-Pierce

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended
Initially Filed on May 19, 2025
File No. 333-287404 Request for Acceleration of Effective Date

Dear Ms. Baldwin and Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Univest Securities, LLC, as placement agent, hereby joins in the request of Chanson International Holding for acceleration of the effective date of the above-referenced registration statement on Form F-1, as amended (the “Registration Statement”), so that it becomes effective as of 4:30 p.m., Eastern Time, on June 12, 2025, or as soon thereafter as practicable.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

UNIVEST SECURITIES, LLC

By:	/s/ Edric Yi Guo
	Name:	Edric Yi Gao
	Title:	CEO and Head of Investment Banking